Mail Stop 3561

June 16, 2009

Mr. Christian J. Soderquist
Chief Executive Officer
Octus, Inc.
719 Second Street, Suite 9
Davis, CA 95616

>   **Re: Octus, Inc.**
>   **Form 10-K for the Fiscal Year Ended**
>   **December 31, 2008**
>   **Filed April 15, 2009**
>   **Form 10-Q for the Quarter Ended**
>   **March 31, 2009**
>   **Filed May 15, 2009**
>   **File No. 000-51880**

Dear Mr. Soderquist:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 23

1. We note your disclosure that your "disclosure controls and procedures were
    effective, with the exceptions noted below". Please revise to state clearly, in
    unqualified language, whether your disclosure controls and procedures were
    effective or not effective as of the end of the period covered by this report.

2. It appears from your disclosure that you have identified material weaknesses in
    your internal control over financial reporting, but you have concluded that your
    disclosure controls and procedures were effective. Please tell us how these
    material weaknesses affected your conclusion that disclosure controls and
    procedures were effective or amend your Form 10-K to disclose your revised
    conclusion on the effectiveness of your disclosure controls and procedures as of
    December 31, 2008.

Management's Annual Report on Internal Control over Financial Reporting, page 23

3. We note your disclosure that "management has concluded that, as of December
    31, 2008, the Company's internal control over financial reporting *may not be
    effective*." Please revise to state clearly, in unqualified language, whether your
    internal control over financial reporting was effective or not effective as of
    December 31, 2008.

4. We note your material weakness disclosure stating that you do not have formal
    internal control policies and procedures. Based on your disclosure, please
    describe in detail how you have completed an evaluation of the effectiveness of
    your internal control over financial reporting. In the alternative, if your
    evaluation was not completed you should clearly state that you cannot conclude
    whether your internal controls over financial reporting are effective or ineffective
    for as of December 31, 2008. In addition, your disclosure should (i) discuss the
    fact that you did not evaluate your internal controls over financial reporting, (ii)
    you did not perform any testing of controls, and (iii) provide a detailed discussion
    of your plan for completing your evaluation of internal controls over financial
    reporting including when you expect the evaluation to be completed.

Changes in Internal Controls, page 23

5. Please revise to disclose any changes in your internal control over financial
    reporting during your last fiscal quarter, not "during the last fiscal year", in
    accordance with Item 308(c) of Regulation S-K.

Section 302 Certifications

6. We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

-   you replaced the word "registrant" with "small business issuer" in various instances
-   you replaced the phrase "the registrant's other certifying officer(s) and I" with "I" in various instances
-   the head note to paragraphs 4 <u>and</u> 5 do not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
-   you have omitted paragraph 4(b) as defined in Item 601(31) of Regulation S-K
    Please revise your certifications to address the issues above.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Item 4. Controls and Procedures, page 11

7. We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component. Refer to Exchange Act Rule 13a-15(e).

Changes in Internal Controls, page 11

8. We note your disclosure on page 23 of your most recent Form 10-K that on February 24, 2009, as part of apparent improvements to your internal controls over financial reporting, you hired a full-time Chief Financial Officer to implement and oversee internal controls over financial reporting. Please reconcile this disclosure with your disclosure herein that states that there were no changes to your internal controls over financial reporting during your first fiscal quarter.

Section 302 Certifications

9. We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

-   paragraph 1 of exhibit 31.1 identifies the wrong periodic report (i.e., Form 10-K instead of Form 10-Q)
-   you replaced the word "registrant" with "small business issuer" in various instances

- you replaced the phrase "the registrant's other certifying officer(s) and I" with "I" in various instances
- the head note to paragraph 4 <u>and</u> 5 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
- you have omitted paragraph 4(b) as defined in Item 601(31) of Regulation S-K Please revise your certifications to address the issues above. Please note that a full amendment would be required.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant, at 202-551-3291 or Angela J. Halac, Senior Staff Accountant, at 202-551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services